

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 26, 2013

Via E-mail
Tsz-Kit Chan
Chief Financial Officer
QKL Stores Inc.
4 Nanreyuan Street
Dongfeng Road
Sartu District
163300 Daqing, P.R. China

     Re: QKL Stores Inc.
           Form 10-K for Fiscal Year Ended December 31, 2012
           Filed April 15, 2013
           Form 10-Q for Quarterly Period Ended September 30, 2013
           Filed November 14, 2013
           File No. 1-34498

Dear Mr. Chan:

     We have reviewed your filings and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your document. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

     Please respond to this letter within ten business days by amending your filings, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

     After reviewing any amendment to your filings and the information you provide in response to these comments, we may have additional comments.

Form 10-K for Fiscal Year Ended December 31, 2012

Consolidated Financial Statements

General

1. ASC 220-10-45-1 requires an entity to report comprehensive income either in a single continuous financial statement or in two separate but consecutive financial statements. Please revise your financial statements to comply with ASC 220-10-45-1.

Report of Independent Registered Public Accountant, page F-1

2. It is unclear from the wording in the introductory and opinion paragraphs whether your independent accountant audited the statements of operations, shareholders' equity and cash flows and rendered an opinion on the results of operations and cash flows for each of the years ended December 31, 2012 and 2011. Please file a revised audit report that complies with Auditing Standards Codification, AU Section 508 and Rule 2-02 of Regulation S-X.

Note 12 – Income Taxes, page F-35

3. Please tell us your basis in GAAP for classifying non-current deferred tax assets as a current asset in your consolidated balance sheets.

Form 10-Q for Period Ended September 30, 2013

Exhibits 31.1 and 31.2

4. We note that the identification of the certifying individual at the beginning of the certification required by Exchange Act Rule 13a-14(a) also includes the title of the certifying individual. In future filings, the identification of the certifying individual at the beginning of the certification should be revised so as not to include the individual's title.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Tony Watson, Accountant, at (202) 551-3318 if you have questions regarding our comments. Please contact me at (202) 551-3344 with any other questions.

Sincerely,

/s/ William H. Thompson

William H. Thompson
Accounting Branch Chief